Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES ANNUAL DIVIDEND

Lima, Peru, November 19, 2019 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) announced today that the Company’s Board of Directors in its session held on November 18, 2019 approved a cash dividend of S/ 0.36 per common and investment share, which represents a total of S/167,093,043.48 related to retained earnings as of December 31, 2015, in accordance with what was authorized at the Annual Shareholder’s Meeting held on March 11, 2019. This dividend represents 22.96% of the Company’s retained earnings as of December 31, 2015 (and 77.44% of the retained earnings remaining after dividends paid during 2016, 2017 and 2018, excluding the dividend that corresponds to treasury shares; if we include these share its 63.95% of retained earnings as of December 31, 2015).

Since the Company holds 36,040,497 investment shares as treasury shares, the dividend per share of S/0.36 that corresponds to these shares and which totals S/12,974,578.92 as a result of the mentioned distribution will remain in the Company’s equity, so that the total dividend distributed without considering such treasury shares is S/ 154,118,464.56.

Considering that each ADS represents five common shares, the cash dividend equivalent per ADS is S/ 1.8. For the payment of the ADSs, the Company will pay CAVALI the amount of the corresponding dividend to the ADS program in national currency. CAVALI will afterwards deposit said amount in favor of: JP MORGAN CHASE BANK N.A. FBO HOLDERS OF ADRS on the same date established for the delivery of the dividend in the domestic market. JP MORGAN CHASE BANK N.A is the entity responsible for making the payment to each of the holders of ADSs under the conditions of currency, distribution factor, stipulations and other regulations that correspond.

Cash Dividend Payment Details:

Concept: Retained Earnings

Year: 2015

Amount to distribute: S/ 167,093,043.48

Dividends per share details

Type of Share: CPACASC1 - COMMON SHARES

Number of shares: 423,868,449

Amount of dividend per share: S/.0.36

Type of Share: CPACASI1 - INVESTMENT SHARES

Number of shares: 40,278,894

Amount of dividend per share: S/.0.36

Earnings Distribution Concept: 2014-Retained Earnings,

Value Type: CPACASC1 COMMON SHARES

Register Date: 12/09/2019

Value Type: CPACASC1 COMMON SHARES

Distribution Date: 12/17/2019

Value Type: CPACASI1 INVESTMENT SHARES

Register Date: 12/09/2019

Value Type: CPACASI1 INVESTMENT SHARES

Distribution Date: 12/17/2019

Observations: The cut-off dates (12.05.2019) registration (12.09.2019), are the same for the common shares and investment shares listed on the Lima Stock Exchange and ADR listed on the New York Stock Exchange.